UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING         SEC FILE NUMBER

                                                                  0-1665
                                                                ----------

                                                              CUSIP NUMBER

                                                               233 065 101
                                                            ----------------

(Check One):   [   ] Form 10-K and Form 10-KSB  [  ] Form 11-K    [  ] Form 20-F
               [ X ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR

         For Period Ended:    June 30, 2001
                            ------------------------------------------

         [   ]    Transition Report on Form 10-K
         [   ]    Transition Report on Form 11-K
         [   ]    Transition Report on Form 20-F
         [   ]    Transition Report on Form 10-Q
         [   ]    Transition Report on Form N-SAR
         For the Transition Period Ended:
                                           ------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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                         PART I - REGISTRANT INFORMATION

                                DCAP GROUP, INC.
                                ----------------
                             Full Name of Registrant

                            ------------------------
                            Former Name if Applicable

                             2545 Hempstead Turnpike
                             -----------------------
            Address of Principal Executive Office (Street and Number)

                              East Meadow, NY 11554
                              ---------------------
                            City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]    (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR,
                  or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[   ]    (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to file its Quarterly Report on Form 10-QSB for the period ended June 30, 2001 within the prescribed time period due to the unavailability of certain persons needed to compile the necessary financial information.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Barry Goldstein                            (516)             735-0900
         ----------------------------------------------------------------------
                 (Name)                          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed?  If answer is no, identify report(s).  [ X  ] Yes     [   ] No

         ----------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?             [ X ] Yes   [   ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

It is anticipated that the Company will report a substantial decrease in revenues for the three and six month periods ended June 30, 2001 as compared to the three and six month periods ended June 30, 2000 based upon the reasons discussed in the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 2001. The Company anticipates reporting a loss for the three and six months ended June 30, 2001 based upon the same reasons. A reasonable estimate of the revenue and loss figures cannot be made pending the return of the necessary personnel.

                                DCAP GROUP, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 14, 2001                            By: /s/ Barry Goldstein
      ---------------                               -------------------------
                                                    Barry Goldstein
                                                    Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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